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                             January 11, 2021

       Peter Yip
       Chief Executive Officer
       Global Leaders Corporation
       Unit 512, InnoCentre, 72 Tat Chee Avenue
       Kowloon Tong, Hong Kong

                                                        Re: Global Leaders
Corporation
                                                            Registration
Statement on Form S-1
                                                            Filed December 14,
2020
                                                            File No. 333-251324

       Dear Mr. Yip:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Prospectus Cover, page i

   1. We note that you have disclosed the proceeds you expect to receive if all 2,500,000 primary shares are
sold. Please also disclose the proceeds the selling stockholders would receive if all
18,381,000 shares are sold. Refer to Item 501(b)(3) of Regulation S-K.
       Our Offering, page 3

   2. We note the disclosure in your risk factors that Mr. Yip will retain approximately 55% of the voting power of the
company after the offering and that he will be able to control certain matters
submitted to a stockholder vote. Please include similar disclosure here in your Prospectus Summary
and in your Description of Securities sections.
 Peter Yip
Global Leaders Corporation
January 11, 2021
Page 2
Risk Factors, page 5

3. We note that your operations are based out of Hong Kong and that you intend to conduct your business in the Asia-Pacific region. Please add a risk factor that addresses limitations on the ability of U.S. regulators, such as the Department of Justice, the SEC, the PCAOB and other authorities, to conduct investigations and inspections within the PRC and Hong
         Kong. Refer to CF Disclosure Guidance: Topic No. 10.
We may be subject to government laws and regulations particular to our operations with which we may be unable to comply, page 7

4. Please revise this risk factor to more specifically discuss the risks relating to the regulatory environment in Hong Kong, including, but not limited to, risks related to the interpretation and enforcement of laws and regulations, intellectual property rights, unfavorable tax consequences for non-citizen shareholders, restrictions on foreign investment and the ability to transfer funds into or out of the country. Refer to CF
         Disclosure Guidance: Topic No. 10.
Management's Discussion and Analysis
Liquidity and Capital Resources, page 14

5. We note your disclosure in the Business section that you plan to increase your marketing spend and to develop your GLA Platform. Please include a discussion here of
         management   s planned capital expenditures or any known trends
relating to your
         expansion-related investments. Refer to Item 303(a)(2)(ii) of Regulation S-K.
Results of operations from July 20, 2020 to October 31, 2020, page 14

6. We note your disclosure that "[t]he Company started to generate revenue in the month of
         October 2020." Please amend your filing to provide further detail regarding the source of this revenue.
Business Information, page 16

7. Please revise to include a materially complete discussion of the effect of existing or probable governmental regulations on your business. See Item 101(h)(4)(ix) of Regulation
       S-K. This disclosure should cover all relevant PRC and Hong Kong regulations, including regulations relating to foreign investment as well as regulations that are particular to the industry in which you are and will be operating.
FirstName LastNamePeter Yip
8. Please disclose your number of total employees and number of full time employees. In
Comapany    NameGlobal
       this regard,       Leaders
                    we note        Corporation
                            your disclosure  on page 25 that your business is
operated by a small
Januarynumber   of Page
         11, 2021  employees.
                        2      See Item 101(h)(4)(xii) of Regulation S-K.
FirstName LastName
 Peter Yip
FirstName  LastNamePeter
Global Leaders CorporationYip
Comapany
January 11,NameGlobal
            2021        Leaders Corporation
January
Page  3 11, 2021 Page 3
FirstName LastName
Management Trainers, page 16

9.       Please include more detailed disclosure regarding your relationships with your
         management training partners, including, for example, the material
terms of your trainer   s
         agreements, the fee structures, the number of partners the company currently engages or is able to engage, and any competition the company faces in recruiting and maintaining these training partners. In addition, please add a risk factor addressing your reliance on these management training partners in providing consulting services to your clients, if material.
Determination of Offering Price, page 18

10. We note your disclosure that the offering price is based on your assessment of your financial condition and prospects, limited offering history, and the general condition of the securities market. On the prospectus cover, you state that the price was arbitrarily
         determined and    bears no relationship to assets, earnings, or any
other valuation criteria.
         Please reconcile this disclosure.
Dilution, page 19

11. Please include disclosure comparing the public contribution under the proposed public offering and the effective cash contribution of your existing stockholders in transactions since your inception. Refer to Item 506 of Regulation S-K.
Plan of Distribution, page 21

12. You state here that the directors will not register as broker-dealers because they are relying on Rule 3a4-1, while on the prospectus cover you state that only Mr. Yip will be selling the common stock offered by the Company. Please clarify whether all directors or solely Mr. Yip will be selling the shares offered by the Company, and revise your disclosure throughout the registration statement for consistency. Lastly, please disclose whether there is any agreement with Mr. Yip regarding the sale of the shares on the company's behalf, and disclose the factors, if any, Mr. Yip will consider in determining to sell shares on behalf of the company or for his own account, and otherwise how he will determine for which entity he will sell shares.
Description of Securities, page 22

13. Please disclose the provision in Article II Section 2 of your Bylaws that limits a
         stockholder   s ability to call a special meeting, and provide risk
factor disclosure related to
         the same, if material. Refer to Item 202(a)(5) of Regulation S-K. Peter Yip
FirstName  LastNamePeter
Global Leaders CorporationYip
Comapany
January 11,NameGlobal
            2021        Leaders Corporation
January
Page  4 11, 2021 Page 4
FirstName LastName
Security Ownership of Certain Beneficial Owners and Management, page 27

14. Please make the following changes to your tabular and footnote disclosure: (i) include a row reflecting the ownership of all directors and officers as a group;
(ii) include the shares
         held by CSG Group Holdings Limited and CS Global Consultancy Limited, but controlled by Mr. Yip, in the total shares and percentage owned by Mr. Yip, in addition to the respective totals for CSG Group Holdings and CS Global Consultancy, and include corresponding footnote disclosure; (iii) if Mr. Yip and Ms. Yip share voting and investment power over their respective shares, include the shares held by Ms. Yip in Mr.
         Yip's total with corresponding footnote disclosure and the shares held by Mr. Yip in Ms.
         Yip's total with corresponding footnote disclosure; and (iv) provide via footnote the mailing address of all stockholders. Refer to Item 403 of Regulation S-K and the
         Instructions thereto.
Exhibits

15. Please confirm you intend to file a specimen stock certificate and a list of subsidiaries of the registrant. Please also confirm that you will file your service agreement with CS
         GlobalGC, and any other material agreements. Refer to Item 601(b) of Regulation S-K.
         Alternatively, please tell us why you do not believe you are required to file these exhibits.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Ta Tanisha Meadows at 202-551-3322 or Adam Phippen at 202-551-
3336 if you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Katherine Bagley at 202-551-2545
with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Trade
& Services